November 30, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Perfect Solutions Group, Inc.

Form 10-12G/A

Filed September 24, 2021

File No. 000-56335

To the men and women of the SEC:

On behalf of Perfect Solutions Group, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated October 15, 2021 addressed to Mr. Paul Moody, the Company’s Chief Executive Officer, with respect to the Company’s filing of its 10-12G/A on September 24, 2021.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Amendment No. 2 to Registration Statement on Form 10-12G filed September 24, 2021

General

1. We note the disclosure that you are a blank check company and as stated on page 3 "management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination." Please reconcile this statement with the disclosure added in connection with the merger with another shell company that your stock is now traded on the OTC Pink. In addition, in light of the separation of the All-Q-Tell Corp. which retained all its assets and liabilities, please explain why the OTC Pink listing associated with All-Q-Tell Corp. was not retained by All-Q-Tell Corp.

Company Response:

We have removed the language on page 3 that read “management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination." . The OTC Pink listing ticker symbol “ALLQ” associated with All-Q-Tell Corp. at the Effective Time of the merger was the ticker symbol for the Issuer until the Issuer’s new ticker symbol was released by FINRA into the OTC MarketPlace. All of the former shareholders of ALLQ became the shareholders of the Issuer holding an equivalent amount of capital stock that each shareholder held in ALLQ immediately before the Effective Time. We have included the Agreement and Plan of Merger, which more fully addresses the results of the reorganization and its effects, as Exhibit 10.1. Please refer specifically to section “3. Effects of Merger” as described in the exhibit.

Item 1. Business, page 1

2. We note the disclosure that after completion of the merger you cancelled the shares held in All-Q-Tell Corp. and that it is now a stand alone company. Please provide clear disclosure of the material terms of the merger agreement and then the separation. Please provide clear disclosure of the reasons for the transaction. Please file the merger and separation agreements as exhibits. Please disclose the business plan of All-Q-Tell at the time of the merger and separation.

Company Response:

We have added the Agreement and Plan of Merger as exhibit 10.1 and the Separation Agreement as exhibit 10.2. The reasoning for the transaction is described on pages 3 and 12 as follows:

“Given that the former business plan and objectives of ALL-Q-TELL Corporation (“ALLQ”) and the present day business plan and objectives of Perfect Solutions Group, Inc. (“PSGI”) substantially differ from one another, we conducted the corporate separation with ALL-Q-TELL Corporation immediately after the effective time of the Reorganization in order to avoid any shareholder confusion. The former business plan of ALLQ (to operate sleep diagnostic machines and also provide diagnostic services to hospitals on a contractual basis) under the leadership of its former directors, does not, in any way, represent the current day blank check business plan of Perfect Solutions Group, Inc. It is our belief that ALLQ was a shell company at the time of the Reorganization. The result of corporate separation ameliorated shareholder confusion about our identity and/or corporate objectives. Furthermore, we wanted to continue trading in the OTC MarketPlace.

The corporate actions taken by the Company, including, but not limited to, the corporate structuring of the transactions, was deemed, in the discretion of our sole director, to be for the benefit of the corporation and its shareholders. Former shareholders of ALLQ are now the shareholders of PSGI. Each and every shareholder of ALLQ became a shareholder of PSGI with each share of capital stock of ALLQ held by former ALLQ shareholder becoming an equivalent amount of capital stock held in PSGI. The former shareholders of ALLQ now have the opportunity to benefit under our business plan and we have the opportunity to grow organically from our shareholder base and new leadership under our sole director.

FINRA completed its review of our corporate action. On September 17, 2021, Perfect Solutions Group, Inc. was given a CUSIP number by CUSIP Global Services of 71373M101 and a ticker symbol PSGI. The announcement of our Predecessor’s corporate action was posted on the FINRA daily list on November 18, 2021. The Market Effective date was November 19, 2021.”

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 9

3. Please update the beneficial ownership table in light of the merger transaction in September 2021.

Company Response:

The beneficial ownership table on page 9 has been updated accordingly.

Item 5. Directors and Executive Officers, page 9

4. We partially reissue comment 1. Please revise the table on page 10 to include private blank check companies, which would include Budding Times Inc., from the business experience narrative, and Fast Track Solution, where Mr. Moody was the incorporator, was a director, and is a controlling shareholder of CRS Consulting, which is the controlling shareholder of Fast Track.

Company Response:

We have added in Fast Track Solutions, Inc. to the table, given that Paul Moody, although for a period of one day, was an Officer and Director of this SEC reporting company. We have not added information pertaining to Budding Times, Inc., for the following reason:

Item 401(e)(2) states the following directorships are required to be disclosed: “(2) Directorships. Indicate any other directorships held, including any other directorships held during the past five years, held by each director or person nominated or chosen to become a director in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, 15 U.S.C. 80a-1, et seq., as amended, naming such company.”

Item 9. Market Price and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 12

5. Please provide the market information required by Item 201(a)(1)(2) and (3) of Regulation S-K.

Company Response:

We have disclosed the following on Page 3 under the caption “Item 1. Business”:

Our Predecessor’s common stock was quoted and traded on the over-the-counter market (the “OTC Markets”) in the Pink Open® Market (the “Pink Market”) until September 27, 2021. On September 28, 2021, our Predecessor’s common stock ceased to be quoted on the OTC Market and was shifted to the Expert Market. The OTC Markets Group operates the Expert Market as a separate market tier. In September 2020, the SEC amended Exchange Act Rule 15c2-11, which primarily governs a broker’s ability to submit or publish quotations for securities that trade on the over-the-counter (OTC) markets. In essence, Rule 15c2-11 prohibits dealers from publishing quotations for OTC securities to quotation mediums without first reviewing certain issuer financial information and ensuring that information is current and publicly available before quoting that security. Under the amended Rule 15c2-11 (the “Amended Rule”), which took effect on September 28, 2021, (the “Effective Time”) current information about an issuer must be publicly available in order for an issuer’s security to become quoted initially, and remain quoted, on one of the public markets operated by the OTC Markets Group. The Company filed this Form 10 registration statement on August 26, 2021 and completed the Reorganization with an effective date of September 15, 2021. However, we incorrectly assumed that when we filed this registration statement with the Commission and completed the Reorganization that we were providing significantly more than the required current public information pursuant to the Amended Rule. The Amended Rule treats non reporting issuers as catch-all issuers as defined in amended Rule 15c2-11. It was our understanding that we were current pursuant to Rule 15c2-11(e)(2)(i) since we made the registration statement publicly available through EDGAR on September 24, 2021 disclosing the Reorganization pursuant to Rule 15c2-11(e)(5) that contained significantly more than the required catch-all information set forth in Rule 15c2-11(b)(5)(i).

However, according to guidance from the OTC Markets Group, catch-all issuers will satisfy the requirements of the Amended Rule only if such issuers have an effective registration statement in accordance with the provisions of the Amended Rule. This meant that since our registration statement was not yet effective at the Effective Time of Reorganization, we were moved to the OTC Markets Group’s “Expert Market.” The Expert Market is available for unsolicited quotes only, meaning broker-dealers may use the Expert Market to publish unsolicited quotes representing limit orders from retail and institutional investors who are not affiliates or insiders of the issuer. Quotations in Expert Market securities are made available to broker-dealers, institutions, and other sophisticated investors. The result at the Effective Time was that our stockholders no longer have a public trading market for our common shares. Trading bid and ask prices and share trading volumes are not publicly quoted and the trading market for our common stock is illiquid and may be limited primarily to private purchases and sales among individual stockholders, if at all. Such transactions will be opaque to the public marketplace and will not provide the Company’s stockholders with a reliable market value of its common stock. Stockholders may be unable to sell their shares when they desire to do so or at all or may receive less than what they perceive their shares are worth in such a transaction. In addition, an inactive market may impair the Company’s ability to raise capital by selling shares and its ability to acquire other companies or technologies by using its shares as consideration, which, in turn, could adversely affect our business. The Company intends to seek to have its quotations and trading in its common stock restored to the Pink Market, or a higher OTC market tier following the automatic effectiveness of our registration statement filed on August 26, 2021 that went effective on October 25, 2021 resulting in us becoming an Exchange Act reporting issuer.

In addition, Item 9 on page 12 has been revised accordingly.

Item 10, Recent Sales of Unregistered Securities, page 13

6. Please disclose the amount and type of shares issued, and the number and type of shareholders that received shares in the September 2021 transaction. Please also provide a more detailed discussion of the All-Q-Tell Corporation prior to the merger agreement. Please explain how you characterized this as a "reorganization" and not deemed to involve a sale, instead of a merger, and clearly disclose the exemption relied upon and the basis for reliance upon the exemption, as required by Item 701 of Regulation S-K. Please also include disclosure regarding the issuance of preferred stock, as referenced in Item 9 on page 13.

Company Response:

Information regarding the reorganization has been added to this section.

“We believe the Reorganization did not involve a sale of our common stock. The Agreement and Plan of Merger (the “Reorganization”) was effective on September 15, 2021, by and among All-Q-Tell Corp., a Nevada corporation (“Predecessor”), Perfect Solutions Group, Inc., a Nevada corporation (“Successor”) and a direct, wholly owned subsidiary of Predecessor, and Perfect Solutions Merger Sub, Inc., a Nevada corporation (“Merger Sub”) and a direct, wholly owned subsidiary of Successor. Pursuant to the Reorganization and at the Effective Time, by virtue of the merger and without any action on the part of the holder thereof; each share of capital stock of the Predecessor issued and outstanding immediately prior to the Effective Time was converted into one validly issued, fully paid and non-assessable share of Successor capital stock.

There was no “sale” of securities pursuant to the Reorganization. Rule 145(a) under the Securities Act (“Rule 145(a)”) provides that a “sale” is deemed to be involved, within the meaning of Section 2(3) of the Securities Act (“Section 2(3)”), when the security holders of a corporation are asked to vote on or to consent to a plan or agreement for a statutory merger.  Rule 145(a) is designed to make available the protection provided by registration under the Securities Act to persons who are offered securities in certain business combinations and provides, in pertinent part, that it will be applicable “so far as the security holders of a corporation or other person are concerned where, pursuant to statutory provisions of the jurisdiction under which such corporation or other person is organized, or pursuant to provisions contained in its certificate of incorporation… there is submitted for the vote or consent of such security holders a plan or agreement [for]… a statutory merger or consolidation.”

Pursuant to NRS 92A.180, a merger of parent into subsidiary or subsidiary into parent did not require the vote or consent of shareholders. A parent domestic corporation owning at least 90 percent of the outstanding shares of each class of a subsidiary may merge the subsidiary into itself without approval of the shareholders of the shareholder’s interests of the parent domestic corporation or the shareholders of the shareholder’s interests of the subsidiary domestic corporation. The board of directors of a parent corporation shall adopt the plan of merger. Articles of merger under this section may not contain amendments to the constituent documents of the surviving entity except that the name of the surviving entity may be changed.

Accordingly, the Company did not solicit or obtain the vote or consent of its stockholders prior to consummating the Reorganization. The company stockholders were not entitled to dissenters’ appraisal rights.

Our Reorganization pursuant to NRS 92A.180, NRS 92A.200, NRS 92A.230 and NRS 92A.250 resulted in (i) each of the Predecessor’s stockholders holding the same percentage interest in Successor as each stockholder held in the Predecessor immediately prior to the Reorganization, and (ii) each Predecessor stockholder being in the same economic position after the Reorganization as before the Reorganization.

In summary, (a) stockholder approval of the Reorganization was not required under NRS 92A.180; (b) stockholder approval of the Reorganization was not being sought; (c) under the applicable provision, company stockholders were not entitled to dissenters’ appraisal rights; (d) the respective certificates of incorporation and bylaws of Predecessor and Successor were identical before and after the merger (e) Predecessor stockholders received securities of the same class evidencing the same proportional interest as Successor as those they held in Predecessor; (f) the Board of Directors of Successor were identical to the Board of Directors and officers of Predecessor as they were immediately prior to the consummation of the Reorganization; (g) the rights and interests of the holders of Successor capital stock were substantially the same as those they had as holders of the Predecessor common stock; (h) the board of directors of Predecessor and Successor intend that the Reorganization constitute a tax-free reorganization pursuant to Section 368(a)(1) of the Internal Revenue code; (i) Successor’s purpose was to effect the Reorganization and, prior to the consummation of the Reorganization, had no assets or liabilities; (j) Merger Sub was formed for the purpose of effecting the Reorganization and, prior to the consummation of the Reorganization, had no assets or liabilities; (k) immediately following consummation of the Reorganization, Predecessor as the surviving corporation with Merger Sub had the same assets and liabilities that it had prior to consummation of the Reorganization; (l) the capital stock of Successor was converted solely as part of a Reorganization of Predecessor into a holding company structure.”

Our Reorganization was not a transaction of the type described in subparagraph (a) of Rule 145 under the Securities Act of 1933 whereas there was no “offer”, “offer to sell”, “offer for sale” or “sale” within the meaning of Section 2(3) of the Securities Act. Therefore, the registration under the Securities Act was not required in connection with the Reorganization which is consistent with previous reviews of Form 10 registration statements by the Securities and Exchange Commission in respect to similar holding company reorganizations involving shell companies under comparable provisions of Nevada and other state laws without shareholder approval, see Form 10 registration statements filed by the following issuers that later became effective with the Commission by Dr. Foods, Inc. fka Catapult Solutions, Inc. File No. 000-56277, May 23, 2021, Better For You Wellness, Inc. fka Fast Track Solutions, Inc., File No. 000-56262, March 23, 2021,Kaival Brands Innovation Group, Inc. fka Quick Start Holdings, Inc.,(Nasdaq), File No. 000-56016, January 10, 2019, See Blubuzzard, Inc. fka Fast Lane Holdings, Inc., File No. 000-56019, January 25, 2019, See Srike Axe, Inc., File No. 000-53304, July 3, 2008, Desert Gateway, Inc., File No. 000-53293, June 27,2008 and Locan, Inc., File No. 000-53342, July 22, 2008. See also Form 1-A offering statement filed by Elektros, Inc. fka China Xuefeng Environmental Engineering, Inc., File No. 024-11500, April 6, 2021, qualified on September 27, 2021.

In light of the foregoing, it is our opinion that the Reorganization was not a transaction of the type described in subparagraph (a) of Rule 145.

Additionally, please note the following language which remains present towards the bottom of Item 10:

“However, if the Company’s belief is later determined to be incorrect, whereas the Company may have been required to register the transaction under Section 5 of the Securities Act, shareholders as a result may have a right of rescission under Section 12(a)(1) of the Securities Act. Those potential consequences may have a substantive impact on our liquidity now or at any future time. The SEC could initiate proceedings against the Company and any person that sold securities in violation of Section 5 of the 1933 Securities Act. Section 5 of the Securities Act of 1933 prohibits the sale or delivery of unregistered securities unless a registration statement is in effect as to a security.”

The issuance of preferred stock referenced in this comment was issued by All-Q-Tell Corporation which was, at the time of the issuance, an unrelated entity. As such, the Company does not believe it is appropriate to include this information in the Recent Sales of Unregistered Securities section on page 13, and can be instead found on page 3 under the heading “Additional Information relating to Predecessor”.

Date: November 30, 2021

/s/ Paul Moody

Paul Moody

Chief Executive Officer